PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

05011638

RECEIVED
OCT 0 3 2005
SEC MAIL PROCESSING SECTION
WASH. D.C. 185

27th September 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
U.S.A.

Dear Sirs

SUPPL

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press release dated 26th September 2005:

"Drilling Update – Tevet 2 Appraisal & Exploration Well"

PROCESSED
OCT 18 2005
THOMSON
FINANCIAL

Yours faithfully

Stephen Huddle
Company Secretary

Enc.

dw 10/5

PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PREMIER OIL PLC
("Premier")

Drilling Update

Tevet-2 Appraisal & Exploration Well

Premier reports that the Tevet-2 well has been drilled by the *"Stena Tay"* rig to a depth of 2785 metres, the base of the Miocene channel sand appraisal objective.

Preliminary analysis of drilling and wireline logging data indicates that the well has encountered gas and oil bearing sands of similar thicknesses to those at the Tevet-1 discovery well. A full wireline programme is currently underway and, when complete, the well will be deepened to explore a cretaceous target.

26 September 2005

ENQUIRIES:
Premier Oil plc **Tel: 020 7730 1111**
Robin Allan
Mark Akers

Pelham PR **Tel: 020 7743 6673**
James Henderson
Gavin Davis

Background For Editors:

Premier Oil plc is a leading independent oil and gas company with producing interests in the UK, Indonesia and Pakistan and an oil development in Mauritania. Exploration and appraisal is ongoing in the UK, South and South East Asia and Africa.

The current partners and interests in PSC A and PSC B in Mauritania are:

Company	PSC A	PSC B	Chinguetti Exploitation Perimeter[1]
	%	%	%
Woodside	53.846	53.846	47.384
BG Group	13.084	11.630	10.234
Hardman Resources	24.300	21.600	19.008
Fusion Mauritania A[3]	4.615	-	-
Premier	-	9.231	8.123
ROC Oil	4.155	3.693	3.250
Groupe Projet Chinguetti[2]	-	-	12.000

[1] The Chinguetti Exploitation Perimeter was granted in May 2004 under the terms of the Production Sharing Contract for Area B (PSC B) and contains the Chinguetti oil development. The Government of Mauritania exercised its right to participate in this area effective from 9 November 2004 and retains the right to participate in new developments outside this area.

[2] Group Projet Chinguetti is an entity set up to represent the interests of the Mauritanian Government in the Chinguetti oil development.

[3] Premier will take up 100% ownership of Fusion Mauritania A (currently owned by Sterling Energy and Premier) on completion of the transaction announced on 28 May 2003.

Forward Programme

A drilling programme of approximately 12 wells is in place for 2005. Prior to the Tevet-2 well, two successful wells have been completed earlier this year; the first, a flow test on an appraisal well on the Tiof field in Mauritania and the second was a discovery and flow test from the Al Amir-1 exploration well in Egypt. Further wells are planned to be drilled later in 2005 and early in 2006 in Mauritania, Indonesia, Guinea Bissau, Vietnam and the UK.